Exhibit 3.20

CERTIFICATE OF FORMATION

OF

RT FLORIDA EQUITY, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6, Section 18-201 of the Delaware Limited Liability Company Act and the acts amendatory thereof and supplemental thereto) hereby certifies that:

1. The name of the limited liability company is RT Florida Equity, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 13 day of May, 2004.

/s/ Daniel T. Cronk
Daniel T. Cronk, Authorized Person